

June 3, 2011

<u>Via Facsimile</u>
Gary T. Krenek, SVP & CFO
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

> **Re: Diamond Offshore Drilling, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Commission File No.: 1-13926**

Dear Mr. Krenek:

We have reviewed your response letter dated May 13, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21</u>

<u>Critical Accounting Estimates, page 26</u>

1.   We have reviewed your response to prior comment one. Please clarify your disclosure to address how you utilize your sensitivity analysis.

2.   We have reviewed your response to prior comment four. Please tell us if you have considered disclosing the book value of the cold stacked rigs, as part of your impairment of long-lived assets disclosure.

3.   We note the assumptions and estimates you have identified as part of your probability-weighted cash flow analysis related to your evaluation of cold stacked rigs for impairment. Please clarify for us whether your undiscounted cash flow analysis, as

prescribed by ASC 360-10-35-17, takes into account expenditures related to your rig equipment replacement and enhancement programs. Please clarify for us the basis for your determination if it does not. If it does take into account the expenditures, please clarify for us how the annual amount utilized compares to the historical spending for the cold stacked rigs under the programs.

<u>Financial Statements, page 51</u>

<u>Note 1: General Information, page 58</u>

<u>Drilling and Other Property and Equipment, page 59</u>

4.   We have reviewed your response to prior comment six. Please tell us how you have considered quantifying in the critical accounting policies section of your filing the amount of expenditures capitalized where the judgments, assumptions and estimates regarding capitalization were significant, and any other relevant information (e.g., any material items capitalized), to help financial statements users fully understand the impact from your accounting policy.

You may contact Michael Fay at 202-551-3812 or Kim Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding the comments and related matters. Please contact me with any other questions at 202-551-3489.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant